Ms. Jeanny V. Simaitis
Lead Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

Re: Nationwide Life Insurance Co.: Initial Registration & Related
Form S-1 (File No. 333-160418)

Dear Ms. Simaitis:

The Staff has reviewed the above-referenced initial registration statement for Registrant's Market Preservation Investments (the "Option" or "MPI"), which the Commission received on July 2, 2009. We have given this filing a full review. Page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form S-1 unless otherwise indicated. The terms "investor" and "MPI investor" include all variable contractholders with contract value allocated to the MPI.

1. Information Required per Form S-1. Please indicate to the Staff where the responses to each item requirement of Form S-1 can be located in the filing. Include cross-references to the specific page and paragraph corresponding to each sub-item of the form. To the extent that Form S-1 invokes the requirements of any other form, rule or regulation under the federal securities laws, please cite the parallel item or sub-item reference as well. If the filing contains no disclosure corresponding to a particular item or sub-item requirement, please provide a supplementary explanation why Registrant believes the particular requirement is not relevant to the product being registered. You may respond via a chart or similar format provided it is clear and your answer covers all item requirements reflecting their sub-parts individually.

2. Guarantees. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees described in the prospectus or whether the company will be solely responsible for paying out the guaranteed of variable contract value allocated to the MPI pursuant to the Option. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out any guarantees associated with the Option.

3. The Standard and Poor's 500 Composite Stock Price Index® ("S&P 500 Index"). Please supplement the information provided about the S&P 500 Index. State whether the Option is sponsored, endorsed, sold or promoted by the S&P 500 Index and/or any of its affiliated entities (collectively, the "S&P"). Indicate whether the S&P has any obligation to the Registrant or MPI investors based on the registration statement. State whether S&P participates in or is responsible for calculation of the equation by which MPI Performance Credits are calculated, priced, converted into cash or otherwise affect an investor's return on assets allocated to the MPI under the terms of this prospectus and related filing documents. Finally, state whether the S&P guarantees the accuracy or completeness of any of the S&P data upon which any value under the Option may be based.

4. *Outside Front Cover Page.*
a.   MPI Characterization. Please delete the phrase "fixed interest" from the final sentence of the first paragraph. To the extent the phrase is used elsewhere in the prospectus, please do likewise or explain to the Staff why this language is appropriate.

b.   Risk Disclosure. In the 2nd paragraph on the front cover page, please present the phrase "never be more than the MPI Return Cap" in boldface type. Also, please add prominent disclosure on the cover page succinctly stating the investment risks of a fixed account product with no guaranteed minimum return. The new language (presented in bold or similar typeface) should say something to the following effect: "**The MPI Performance Credit may be zero for one or more crediting periods; therefore, an investment in an MPI may have no return. Your investment in the MPI is subject to possible loss of principal and earnings, due to the assessment of contract charges under the variable annuity contract through which the MPI is offered. In addition, a surrender charge and market value adjustment may apply under the contract to withdrawals or upon surrender of the contract. You should carefully consider whether or not the MPI is an appropriate investment for you as compared to other investments that may offer comparable returns with a guarantee of principal and earnings and/or without the imposition of contract charges, surrender charges, or a market value adjustment [if applicable]**. See the "Risk Factors" section on page *x*."

5. *Glossary (p. 3).* The definition of "Market Preservation Investment" states, "while an investor's assets are allocated to the MPI, those assets will not lose value... ." Please revise to reflect that the guarantee of amounts allocated to the MPI is subject to deduction of variable annuity contract charges. In the "General Information" section on page 4, please make comparable revisions to both paragraphs (specifically, ¶1, 2nd sentence and ¶2, 1st sentence).

6. *General Information (p. 4).* At the end of the first paragraph, please add prominent disclosure to the following effect: "The MPI does not offer any minimum guaranteed MPI Performance Credit; therefore, **you are assuming the risk that your investment in the MPI could potentially offer no return.**" The new disclosure should present the highlighted concepts with similar emphasis.

7. *Charge for the MPI (p. 4).* Please add a description of variable annuity contract surrender charges and any market value adjustment that may be applied in the event of surrenders or withdrawals.

8. *Risk Summary.* Please summarize the risks of investing in the Option. Explicitly identify (a) the risk that an investor will receive no return at the end of the MPI Period; (2) the risk(s) associated with Nationwide's right to change the Index and the cap at its sole discretion, and (3) all other significant risks associated with investment in the Option. The rest of the narrative should include a plain English description of each risk, an explanation of how it affects the value of an investment in the option and, where applicable, a statement identifying well-known types of similar investment products without the identified risk (*e.g.*, fixed account options with minimum guaranteed interest rates).

*9. **Special Terms.*** Please use defined terms consistently throughout the disclosure. Specifically, review the use of the terms "MPI Band" and "MPI Band Value" and correct references as appropriate. For example, will the deduction of variable annuity contract charges reduce the MPI Band (as stated on page 4) or the MPI Band Value? If it is the former, please explain how deductions are factored into the calculation of the MPI Band. Please consider adding plain English disclosure explaining why the distinction between MPI Band and MPI Band Value matters to an investor.

*10. **MPI Return Cap (p. 4).***
a. New Disclosure. Between the 2nd and 3rd sentences in the "MPI Return Cap" narrative, please prominently state that: (a) the minimum MPI Return Cap percentage is the *most* a contractowner could receive as an MPI Performance Credit ("MPI Credit") at the end of the MPI Period; (b) *there is no minimum MPI Credit*; and (c) a contractowner may *never receive an MPI Credit* in any MPI Period regardless of how high an MPI Return Cap Nationwide sets.

b. Existing Language. In the second paragraph of the "MPI Return Cap" section, please place the existing language in bold, emphasized type as indicated: "**The MPI Return Cap is set by Nationwide AT ITS SOLE DISCRETION** and is based on general market conditions. . . ."

c. Variable Annuity Disclosure. Please explain supplementally to the Staff whether the current cap will be reflected in the variable annuity contract.

*11. **MPI Performance Credit Calculation (pp. 4-5).***
a. Introductory Description of MPI Credit. Please revise the opening paragraph of this section so each of the following concepts is expressed clearly at the outset:
- MPI Credits are only awarded when certain conditions are satisfied at the end of the MPI Period;
- when applicable, the amount of the MPI Credit is the lower of two percentage values;
- one is the MPI Return Cap; and
- the other is the percentage increase in the performance of the designated Index during the MPI Period.

b. Change of Index. Please place the first sentence of the second paragraph in boldface type. Also, add disclosure explaining the circumstances in which Nationwide will exercise the right to change to a new index, how information will be conveyed to variable contractholder investors, the procedure that will apply if a contractowner chooses not to participate in a new MPI Period based on the new index, and a summary of potential risks of participating in the MPI based on the new index compared to declining to participate on the same basis; *e.g.*, that performance of the new index will be different from, and could be lower than, performance of the replaced index. Finally, in your response letter, please indicate to the Staff whether the Registrant intends to amend the registration statement or file a new registration statement if the index is changed.

c. Calculation Examples. Please provide additional examples so each of the following scenarios is illustrated: (i) the S&P increases but the increase is less than the MPI Return Cap percentage; (ii) the S&P performance exceeds the MPI Return Cap percentage; and (iii) the S&P performance declines or does not change. Further, please demonstrate what happens if the S&P performance changes during the period but, on the last day of the MPI Period, the S&P performance is identical to the initial value of the S&P on the day the MPI Period began.

d. Second Sentence After the Example. Please clarify what is meant by the term "net" in the phrase, "net decrease in the Index."

e. Final Sentence; Final Paragraph. Please clarify the last phrase of the following sentence: "Nationwide will apply the entire amount of the credit in accordance with the terms of the variable contract."

12. *Withdrawals and Transfers (p. 5).* The second sentence states that the variable annuity contract which includes the MPI as an investment option may restrict withdrawals and transfers. Please explain supplementally to the Staff how the Registrant anticipates that a variable annuity contract may restrict withdrawals.

13. *Termination of the MPI Period.* Please add a narrative section describing what happens to the contractowner's invested value after the MPI Period has ended and any MPI Performance Credit has been applied. Will the contractowner be notified that the MPI Period has ended? Does the contractowner's investment remain in the MPI Option and automatically begin a new MPI Period with MPI Credits calculated according to whatever index and MPI Return Cap Registrant is then using? If different procedures may apply depending on the variable contract through which the Option is offered, explain how an investor can obtain the information relevant to his investment and, if appropriate, file or incorporate by reference the relevant documents containing this disclosure.

14. *General Account Obligations (p. 6).* Please supplement the existing disclosure sections that describe Nationwide or its financial condition and financial documents with a separate narrative specifically explaining Nationwide's general account obligations under the MPI. Describe how those obligations are distinct from separate account obligations under the contract through which the MPI is sold. Specifically, please state that: (1) payment on the contractowner's investment in this Option is the obligation of the insurance company rather than the separate account; and (2) general account obligations are subject to the claims paying ability of the insurance company. Address what would happen if Registrant was unable to pay the guaranteed value of amounts allocated to the Option. Identify from whom, if anyone, a contractholder invested in the MPI can seek enforcement of the guarantee, or whether the investor would become an unsecured creditor.

15. *Incorporation by Reference (p. 6).* In addition to referring the reader to the financial statements to ascertain the financial condition of the registrant, please provide general, plain English disclosure describing the type of information the referenced documents show about the financial condition of the entity issuing the securities being registered (*e.g.*, company rating, etc.)

16. *Other Required Disclosure, Exhibits, and Representations.* Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
·   the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products